CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

CIBT Appoints New Audit Committee Chair

July 7th, 2010 CNW Group: CIBT Education Group Inc. (NYSE AMEX and TSX symbol: MBA) (“CIBT” or the “Company”) reports that effective immediately, Mr. Troy Rice has been appointed Chairman of the Audit Committee, replacing Mr. Jack Brozman, who has resigned from the Board effective July 5th, 2010 due to personal reasons.

Mr. Rice is a Certified Public Accountant who began his career as an accountant with Deloitte & Touche and has served as Chief Financial Officer with several companies in various industries. In addition he has served as a Senior Officer in several public companies including PetSmart, Universal Technical Institute, and Comfort Systems USA.  Mr. Rice has an undergraduate degree in accounting from the University of Iowa and an MBA from the W.P. Carey School of business at Arizona State University and is a Certified Public Accountant.

In addition to serving as independent director and Chairman of the Audit Committee, Mr. Rice will be assisting the Company to oversee the SOX compliance implementation process, IFRS preparation, and the Company’s Form F1 documentation.

ON BEHALF OF THE BOARD OF DIRECTORS

“Toby Chu”

Toby Chu
Vice-Chairman, President & CEO

Investor Relations Contact: N. America Toll Free: 1-800-574-0901* ext. 318 Email: info@cibt.net

Neither the NYSE Amex nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.